Exhibit 99.3

CALL PARTICIPANTS

Andrew Gould, Chairman, Sentinel Energy Services Inc.

Krishna Shivram, Chief Executive Officer, Sentinel Energy Services Inc.

Steve Pate, Chief Executive Officer, Strike LLC

Robert Jessen, Chief Financial Officer, Strike LLC

Operator: Good morning and welcome to the discussion of Sentinel Energy Services Inc’s acquisition of Strike LLC Agreement. My name is XXXX, and I'll be your conference operator today.

This conference call is being recorded and an audio replay will be available directly following today's call. The replay link along with the transaction press release and presentation are located on the Strike LLC website at www.strikeusa.com. Today’s speakers are Andrew Gould, Chairman, Sentinel Energy Services Inc., Krishna Shivram, Chief Executive Officer, Sentinel Energy Services Inc., Steve Pate, Chief Executive Officer, Strike LLC and Robert Jessen, Chief Financial Officer, Strike LLC

With that, I will now turn the call over to Andrew Gould, Chairman of Sentinel Energy Services Inc.

Andrew Gould, Chairman of Sentinel Energy Services Inc.

Thank you, and good morning, everyone.

We filed the announcement, press release, and investor presentation this morning. This information and other updates will be available via the SEC or on Strike's website located at www.strikeusa.com. Before we begin, I'd like to remind you that our remarks contain forward-looking statements and we refer you to the slide 2 of the presentation and to our press release for detailed discussion of these forward-looking statements and associated risks.

I would like to start by focusing on the investment themes we spoke about to investors at the time of Sentinel’s IPO last November. We stated that we would focus on Land, rather than Offshore; North America, rather than International; Differentiated businesses, rather than commoditized ones; Private Company targets as opposed to Carve-Outs; and Production oriented businesses, rather than Exploration focused ones.

I am pleased to announce that the acquisition of Strike fulfils all of these criteria we laid out at the beginning. Strike is a U.S. Land focused pipeline and facilities infrastructure services business, directly linked with Production. It is vastly differentiated in its footprint and breadth of technical capabilities and services offered. It is a private business that now needs access to a larger pool of capital to capitalize on multiple growth opportunities that are available in an industry that has secular growth tailwinds for a number of years. Being the largest pure play pipeline and facilities infrastructure services business working off of a large sticky and renewable backlog that keeps growing over time makes this investment extremely defensible.

During our extensive due diligence of Strike, we have been very impressed with Strike’s management team led by Steve Pate. Their dedication to maintaining an extremely high focus on safety and service delivery, their ability to attract, retain and develop entrepreneurial talent while exercising very strong risk mitigation controls on their business has allowed them to grow aggressively, but with control. We particularly like their conservative attitudes towards risk management and consequently, contractual structures.

As the pipeline infrastructure in place in the U.S. continues to age, as shown in the graph on page 15, with over 50% of the installed pipelines more than 50 years old, the need for maintenance is ever-growing. Coupled with increasing regulation, pipeline infrastructure compliance programs are getting more onerous, technical and difficult to manage for midstream operators. With increasing environmental responsibilities being imposed on operators, the current regulatory footprint, which covers just about a third of the installed pipeline infrastructure, is bound to grow. Drivers such as customer consolidation followed by vendor consolidation programs, the fact that IOCs, with their enhanced focus on Safety and Operational Execution and key financial sponsors with little operational capability or experience have entered the midstream market, are pushing the midstream infrastructure market directly into the fairway for Strike, who with their service delivery and safety track record, nationwide footprint and wide array of technical services, is perfectly poised to benefit from all of these growth drivers.

With that, I would like to introduce Steve Pate, founder and CEO of Strike. Steve will take you through the story of Strike, its operating segments and its growth potential.

Steve Pate, Chief Executive Officer of Strike

Thank you, Andrew, and good morning, everyone.

I would like to start by saying how pleased we are to announce the partnership between Sentinel and Strike. Sentinel brings industry leaders to the executive team and their expertise includes: extensive operating experience; high level customer contacts; an impressive M&A track record; as well as financial and investor outreach. We look forward to working with Andrew and Krishna, whose experience will help us have profitable growth and maximize returns to our shareholders.

Let me begin by taking you to slide 8 which tells the story of Strike. We formed the company in 2003 after the passage of the Pipeline Safety Act of 2002. We recognized the market opportunity for a high-performance, safety focused company that clients would trust to comply with the new regulation. We started small to gain customers trust. We expanded our operations as a maintenance services company, which still remains at the core of Strike’s business today. As our capabilities grew, several customers provided us an opportunity to manage their major capital projects, providing an entree into the Major Projects market in 2012.

From 2007 through 2017, Strike’s revenue grew at a Compounded Annual Growth Rate of 35%, with more than 75% of this growth being organic. Over the last several years, Strike acquired two regional infrastructure service providers. One expanded our footprint into the Rockies and north thru the Bakken. The other solidified our north eastern footprint.

During this period of growth, we built our values around our founding principles of: putting safety above everything else; partnering with our clients; developing entrepreneurial leaders; and controlling risk as we grew. On slide 9, you can see that our safety record is best-in-class. The other important aspect of Strike is that as we grew, not only did we establish a strong One Strike common culture, we also aggressively adopted technology and developed a common platform to provide a strong centralized hub of administrative services to the field operations. These centralized services include finance, IT, HR, legal, contract management and other services, allowing us to develop a unified “look and feel” nationally in front of customers and employees. Additionally, this approach allows the field operations to focus exclusively on safety, execution, and delivering financial results. This is laid out in slide 10 in more detail. The investment in a common platform allows us to scale our business significantly without adding much additional G&A costs and retaining a superior ability to integrate acquired businesses.

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On slide 11, you see we serve a diversified customer base in the upstream, midstream and downstream markets. On slides 14 through 18, you can see the numerous growth drivers that Strike will benefit from as we continue growing the business geographically and adding more technical services capability.

Moving on to slide 20, Strike is organized into two operating segments. The dominant segment, which is where the company began, is the Infrastructure & Integrity Services (IIS) segment. This segment performs maintenance services on pipeline and other infrastructure, as well as providing integrity, upgrade, replacement and technical programs. Over 60% of our revenue in 2018 comes from this segment. We have more than 400 master service agreements with our customers and the majority of the revenue base renews itself at about 88% annually. In summary, this is a highly reliable, sticky business that continues to enjoy a secular growth phase.

The second segment is the Major Projects (MP) segment which specializes in highly technical projects involving complex installations of pipelines and the building of facilities. We selectively choose the projects we undertake and refrain from the commoditized side of this market.

You can see from the pie charts at the bottom of this page, the contract mix for both segments have a relatively low concentration of Lump Sum contracts, reflecting our desire to mitigate risk. The bulk of our contracts are based on Time & Materials, or Unit Price basis with some being based on a Cost Plus methodology. In summary, we are service providers who execute our customers’ decisions.

Page 22 highlights the extensive footprint that we have developed over the years, becoming a nationwide provider of midstream infrastructure services. This allows our customers to work with a single source provider rather than a fragmented supplier base, as shown on slide 24. This local and regional fragmentation presents us the opportunity to leverage our consolidation approach going forward.

Looking to the future, the story is all about disciplined geographic growth, both nationally and internationally, and adding to our technical services portfolio. Collectively, this will add to our differentiation, while enhancing our margin profile.

I am personally committed to this transaction and excited about the growth prospects of the company. This commitment is shown by the reinvestment of more than 75% of my current ownership. With that, I will turn the call over to Rob Jessen, our Chief Financial Officer.

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Rob Jessen, Chief Financial Officer of Strike

Thank you, Steve.

Let me begin by describing how conservative our financial policies are. On page 30, you will see the six tenets of our financial philosophy. We are risk-averse and invest significant time up front mitigating contract risks rather than trying to manage them later. The consequence is that we are very selective about signing up to the work we do.

Our M&A targets are filtered first for a cultural fit with respect to both safety and service delivery, then we vet the integration synergies of the business within Strike. Thirdly, we look at the customer base carefully and lastly, and only if the first three checks come back positive, do we look at the financial aspect of the transaction. This has resulted in relatively few acquisitions over time, all of which have been very successful. Our preference for low or no leverage is to allow freedom of action and to reduce vulnerability to cycles.

I will let Krishna discuss the transaction details later found on page 31.

Let me refer you to slide 32 where from 2016 through a projection period up through 2020, we provide revenue, gross profit, Adjusted EBITDA and Unlevered pre-tax Free Cash Flow progression, with revenue and gross profit broken down by business segment.

As you can see in the top left, our revenue progression is steady and quite assured by the backlog you can refer to on page 33. You also can see that the revenue growth is anticipated in the IIS segment while the Major Projects segment is expected to be relatively flat as we continue to pick and choose the projects we elect to work on. Gross profit margins and adjusted EBITDA should improve with higher revenue and leveraging the common platform that Steve referred to earlier. Growth in the IIS margins is expected to accelerate with a further infusion of technical services into the Strike portfolio – which has not been included in the forecasts. This is a Capex light business and the unlevered pre-tax Free Cash Flow as a % of adjusted EBITDA is quite high at well over 80% on a consistent basis.

On slide 33, the backlog numbers showcase our ability to replace, replenish and grow our backlog over time. The light blue portion of the 2016 and 2017 backlog bars highlight the backlog attributable to one single, large pipeline project which has since been completed in June of 2018. Despite that one very large project, the backlog keeps getting replenished and in fact is growing into the fourth quarter of this year. The book-to-burn ratio is at least 1 across all periods of measurement.

With that, I will now turn the call over to Krishna Shivram, the CEO of Sentinel.

Krishna Shivram, Chief Executive Officer of Sentinel

Thank you, Rob.

We, at Sentinel are really excited about partnering with this dynamic team of Strike. Let me describe the transaction to you. On slide number 3, you can see that the Strike business has been valued at $750 million.

The current owners of Strike, namely the Strike founders and senior management and One Equity Partners have agreed to roll over 75% and 80%, respectively of their current holdings, clearly signifying their view of a higher future valuation. At closing, their combined holding will exceed 34%. Because of the high equity rollover, and the PIPE investment led by Fidelity, we expect to pay down the entire forecasted net debt of Strike at closing and have net cash of $33 million prior to paying transaction related expenses.

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The equity value of the company is estimated to be $887 million at closing and after deducting the forecasted net cash of $33 million, we get an enterprise value of $854 million which is an attractive 5.4X the 2019 adjusted EBITDA representing a 32% discount to peer median valuations.

On page 31, the sources and uses data show the significant shareholder rollover, the substantial cash available from the Sentinel IPO as well as the PIPE proceeds and the paydown of the entire debt at closing. At closing, we anticipate putting in place an undrawn revolver facility of $200 million.

Consequently, at closing, Strike will boast a really strong balance sheet, capable of supporting several growth initiatives.

Turning to page 34, in terms of public market comparatives, there is not a single large public company with the same midstream services profile as Strike. We have therefore, identified some service focused companies such as Aegion, Emcor, Mistras, Shawcor and Team, all of whom provide in part, some of the technical or service offerings of Strike’s IIS segment while for the Major Projects segment, we have identified Mastec, Primoris, Quanta and SNC-Lavalin as comparable construction project peers. As can be seen from the bottom of this page, all of these companies have a higher leverage profile than we anticipate for Strike, which is zero leverage as stated earlier.

On page 35, it is evident that Strike revenue and adjusted EBITDA growth for the period 2014-2018 spanning the downcycle has far outstripped all of its identified public comparatives. For the period 2018-2020, much the same picture is anticipated.

On page 36, it is clear that the deal multiples of 6.3X 2018 adj EBITDA, 5.4X 2019 adj EBITDA and 4.5X 2020 adj EBITDA compare very favorably to the peer group. In terms of the 2019 PE multiple, given the anticipated zero debt situation at closing, the ratio is powerfully weighted in favor of Strike compared to its peers. These metrics, we expect, will result in strong and sustained investor support going forward.

With that, I would like to turn it over to Andrew Gould to close out the call.

Andrew Gould, Chairman of Sentinel

Thank you, Krishna.

In closing, I would like to say that at Sentinel, over the last 11 months, we triaged over 70 targets, of which we found about 10 targets that were interesting, out of which 3 were truly actionable and Strike became the frontrunner recently. The investment strategy was to focus on acquiring a business which had a sound business model with room to grow, a business well-positioned to benefit from the Sentinel team’s background, a business at an inflection point, with potential for expansion geographically or technically, with untapped value potential and with a strong, healthy balance sheet. In Strike, we believe we have achieved everything we had set out to look for. We look forward to working closely with the excellent Strike leadership, customers and investors to make this an investment a genuinely rewarding one.

Thank you for listening in.

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